      As filed with the Securities and Exchange Commission on August 28, 1996
                                                 Registration No. 333- _________
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                             ----------------
                                 FORM S-3
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ----------------
                           TNP ENTERPRISES, INC.

           (Exact name of registrant as specified in its charter)

               TEXAS                                     75-1907501
  (State or other jurisdiction of                    (I.R.S. Employer
   incorporation or organization)                   Identification No.)

                        4100 INTERNATIONAL PLAZA
                              P.O. BOX 2943
                         FORT WORTH, TEXAS 76113
                              (817) 731-0099
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------
                           MICHAEL D. BLANCHARD
                 CORPORATE SECRETARY AND GENERAL COUNSEL
                           TNP ENTERPRISES, INC.
                         4100 INTERNATIONAL PLAZA
                               P.O. BOX 2943
                          FORT WORTH, TEXAS 76113
                              (817) 731-0099
                            FAX: (817) 737-1333
         (Name, address, including zip code, and telephone number,
                including area code, of agent for service)
                             ----------------
                                 COPIES TO:
           BRIAN D. BARNARD                         ROBERT B. WILLIAMS
        HAYNES AND BOONE, LLP                 MILBANK, TWEED, HADLEY & MCCLOY
          1300 BURNETT PLAZA                      1 CHASE MANHATTAN PLAZA
          801 CHERRY STREET                      NEW YORK, NEW YORK 10005
    FORT WORTH, TEXAS  76102-6866                      (212) 530-5000
           (817) 347-6600                            FAX: (212) 530-5219
        FAX: (817) 347-6650
                             ----------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                       CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
                                                            Proposed         Proposed
                                                             Maximum          Maximum
       Title of Each Class            Amount to be       Offering Price      Aggregate            Amount of
 of Securities to be Registered        Registered         Per Share (1)   Offering Price (1)   Registration Fee
- ---------------------------------------------------------------------------------------------------------------
 Common Stock, no par value         2,000,000 Shares        $25.9375        $51,875,000           $17,887.93
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------

(1) The proposed maximum aggregate offering price has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act"). The proposed maximum offering price per share will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.


- --------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

               SUBJECT TO COMPLETION, DATED AUGUST 28, 1996

PROSPECTUS

                              1,750,000 SHARES
                           TNP ENTERPRISES, INC.




                                   [LOGO]



                               COMMON STOCK

                          ---------------------

     All of the shares of Common Stock offered hereby are being sold by TNP Enterprises, Inc. The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "TNP". The last reported sale price of the Common Stock on the New York Stock Exchange on August 26, 1996 was $25 3/4 per share (see "Common Stock Price Range and Dividends").

                          ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                            Underwriting
                            Price to        Discounts and          Proceeds to
                             Public         Commissions(1)          Company(2)
- --------------------------------------------------------------------------------
 Per Share                $                 $                     $
- --------------------------------------------------------------------------------
 Total (3)                $                 $                     $
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2)  Before deducting expenses payable by the Company estimated at $          .
(3) The Company has granted the Underwriters a 30-day option to purchase up to 250,000 additional shares solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds to
     Company will be $       , $        and $        , respectively.

                          ---------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the certificates for the shares of Common Stock offered hereby will be available for delivery on or about _______________, 1996, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                          ---------------------

 SMITH BARNEY INC.
                        EDWARD D. JONES & CO., L.P.
                                                         LEGG MASON WOOD WALKER
                                                               INCORPORATED

_____________________, 1996

[Graphic/Image Material - The Prospectus includes an image depicting a map of the States of Texas and New Mexico and the Company's three regional operating divisions. The map also depicts the locations of the Company's headquarters, regional headquarters, and the Company's power plant.]

                            AVAILABLE INFORMATION

     TNP Enterprises, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements, and other information concerning the Company may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

     (i)   Annual Report on Form 10-K for the year ended December 31, 1995;

     (ii)  Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

     (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;
           and

     (iv) the description of the Common Stock included in the Company's Report on Form 8-B dated January 9, 1985.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus from their respective dates of filing.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company at 4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113. Telephone requests may be directed to Michael D. Blanchard, Corporate Secretary and General Counsel of the Company, at (817) 731-0099.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. UNLESS OTHERWISE INDICATED, (i) ALL REFERENCES IN THIS PROSPECTUS TO THE COMPANY SHALL MEAN TNP ENTERPRISES, INC. AND ITS SUBSIDIARIES ON A CONSOLIDATED BASIS, AND (ii) THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                 THE COMPANY

     TNP Enterprises, Inc., a non-utility holding company, is engaged in the generation, purchase, transmission, distribution, and sale of electricity to customers within the States of Texas and New Mexico through its wholly-owned subsidiary, Texas-New Mexico Power Company ("TNP"). The Company is exempt from regulation as a "registered holding company" as that term is defined in the Public Utility Holding Company Act of 1935. TNP provides electric service to approximately 216,000 customers in 85 municipalities and adjacent rural areas. TNP's service territory is divided into three regional divisions. TNP's largest region, the South-Western Region, includes the area along the Texas Gulf Coast, between the cities of Houston and Galveston.
This region accounted for 57.4% of total operating revenues in 1995. The North-Central Region, TNP's second largest region, extends from Lewisville, Texas, which is north of Dallas-Fort Worth International Airport, to municipalities along the Red River and accounted for 28.3% of total operating revenues in 1995. The New Mexico Region includes areas in Southwest and South Central New Mexico and accounted for 14.3% of total operating revenues in 1995. The areas served by TNP contain a population of approximately 420,000.

     The electric utility industry in general has experienced a significant increase in the level of competition in the market for the generation and transmission of electricity as a result of certain recent regulatory changes and customer demands for lower energy costs. The Company believes that as the electric utility industry moves toward a more deregulated and competitive environment, customers will have more choice in the products and services available to them. The Company is seeking to enhance its competitive position and strengthen its financial position by pursuing a strategy to expand its customer base, lower its cost of power and cost of capital, provide additional customer services, and take advantage of new opportunities in unregulated energy management services. See "The Company -- Strategy."

                                THE OFFERING

 Common Stock offered.......................... 1,750,000 shares (1)

 Common Stock to be outstanding
  after the offering........................... 12,731,275 shares (1)(2)

 Price Range of Common Stock (January 1,
  1996 through August 26, 1996)................ $16 to $28 5/8

 Closing Price on August 26, 1996.............. $25 3/4

 Indicated Annual Dividend..................... $0.98 per share (3)

 Use of Proceeds............................... Capital contribution to TNP for repayment of certain
                                                indebtedness, to provide
                                                working capital and for other
                                                general corporate purposes.
                                                See "Use of Proceeds."

 New York Stock Exchange Symbol................ TNP


________________________

(1) Assuming Underwriters' over-allotment option is not exercised. See "Underwriting."

(2) Common Stock to be outstanding after the offering is based on 10,981,275 shares of Common Stock outstanding as of August 23, 1996, and does not include shares that will be issued after such date pursuant to the Company's Dividend Reinvestment Plan, Equity Incentive Plan or Non-Employee Director's Stock Plan.

(3) Based upon a quarterly dividend of $0.245 per share. The third quarter, 1996 dividend is payable on September 15, 1996 to shareholders of record on August 18, 1996. The shares of Common Stock offered hereby will not be eligible for the September 15, 1996 dividend.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                   (in thousands except per share amounts)

                                    Twelve Months
                                        Ended
                                    June 30, 1996          Year Ended December 31,
                                    -------------     ---------------------------------
                                    (Unaudited)(1)     1995 (1)    1994 (2)      1993
                                    --------------    ---------    --------    --------
INCOME STATEMENT DATA:

Operating revenues . . . . . . . .    $480,786        $485,823     $477,989    $474,242

Operating income:
 before income taxes . . . . . . .     112,719         108,912       76,753      82,534
 after income taxes  . . . . . . .      97,564          96,595       77,991      78,240

Net earnings (loss). . . . . . . .    $ 37,643        $ 41,505     $(17,441)   $ 11,605
                                      --------        --------     --------    --------
                                      --------        --------     --------    --------
Earnings (loss) applicable to
Common Stock . . . . . . . . . . .      37,272          40,850      (18,231)     10,726

Earnings (loss) per share of
 Common Stock  . . . . . . . . . .    $   3.40        $   3.75     $  (1.70)   $   1.01
                                      --------        --------     --------    --------
                                      --------        --------     --------    --------
Earnings per share of Common Stock
excluding one-time
items . . . . . . . . . . . . . . .   $   2.26        $   1.83     $   0.74    $   1.01
                                      --------        --------     --------    --------
                                      --------        --------     --------    --------
Dividends per share of Common
Stock . . . . . . . . . . . . . . .       0.86            0.82         1.22        1.63
Weighted average number of shares
of Common Stock outstanding . . . .     10,967          10,901       10,750      10,641

                                                           As of June 30, 1996 (Unaudited)
                                                           -------------------------------
                                                             Actual        As Adjusted (3)
                                                           --------       ----------------
BALANCE SHEET DATA:

Long-term debt (excluding current maturities) . . . . .    $517,431           $575,551

Preferred stock . . . . . . . . . . . . . . . . . . . .       3,600              3,600

Common equity . . . . . . . . . . . . . . . . . . . . .     222,227            265,977

   Total capitalization . . . . . . . . . . . . . . . .     743,258            845,128

Net utility plant . . . . . . . . . . . . . . . . . . .     938,594            938,594

Current maturities of long-term debt (4). . . . . . . .     101,870                  0

________________________

(1) One-time items that increased earnings in 1995 included (i) a gain from the sale of the Company's properties in the Texas Panhandle ($9.48 million or $0.87 per share); (ii) the effect of the Company's change in the method of accounting for operating revenues from cycle billing to the accrual method ($8.45 million or $0.77 per share); and (iii) the recognition of deferred revenues ($3.02 million or $0.28 per share). Excluding the effects of these items in 1995, (i) net earnings (loss) would have been $20.56 million; and (ii) earnings (loss) applicable to Common Stock would have been $19.90 million.

(2) One-time items that decreased earnings in 1994 included (i) the recognition of regulatory disallowances ($20.51 million or $1.91 per share); and (ii) reorganization costs ($5.72 million or $0.53 per share). Excluding the effects of these items in 1994, (i) net earnings (loss) would have been $8.79 million; and (ii) earnings (loss) applicable to Common Stock would have been $8.0 million.

(3) Adjusted to give effect to the issuance and sale of 1,750,000 shares of Common Stock at an assumed net price of $25 per share and borrowings under the Company's bank line of credit. See "Use of Proceeds."

(4) Represents primarily the $100,800,000 in aggregate principal amount due January 15, 1997 (the "Maturity Date"), on the Company's 11 1/4% First Mortgage Bonds, due 1997 (the "11 1/4% Bonds"). Assumes that the Company uses all of the net proceeds from the offering, together with sufficient borrowings from its bank line of credit, to repay the 11 1/4% Bonds on the Maturity Date. See "Use of Proceeds."

                                  THE COMPANY
OVERVIEW

     TNP Enterprises, Inc. (the "Company"), a non-utility holding company, is engaged in the generation, purchase, transmission, distribution, and sale of electricity to customers within the States of Texas and New Mexico through its wholly-owned subsidiary, Texas-New Mexico Power Company ("TNP"). The Company is exempt from regulation as a "registered holding company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). TNP provides electric service to approximately 216,000 customers in 85 municipalities and adjacent rural areas through three operating regions.

     TNP owns one electric generating facility, TNP One, which is located in Robertson County, Texas. TNP One consists of two 150-megawatt units, each of which utilizes a lignite-fueled, circulating fluidized bed technology. The two units are supplying, on an annualized basis, approximately 25% of TNP's power requirements.

    The Company and its subsidiaries are all Texas corporations. Their executive offices are located at 4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113 and their telephone number is (817) 731-0099.

COMPETITION

REGULATORY AND LEGISLATIVE DEVELOPMENTS

     Electric utilities have historically faced limited or no competition within the areas they serve. Recently, however, there has been substantial discussion within the electric utility industry throughout the United States concerning the potential for increased competition. Several states, including Texas and New Mexico, are examining the consequences and feasibility of various legislative options concerning competition.

     Each of the Texas Senate and House of Representatives has appointed an interim committee to report on the status of competition in the electric utility industry and recommend possible legislation. The Public Utility Regulatory Act of the State of Texas ("PURA") requires the Public Utility Commission of Texas ("PUCT") to prepare a report to the Texas legislature on the scope and impact of competition and possible industry restructuring on customers. The Senate interim committee has issued a report recommending that Texas maintain current regulations relating to wholesale and retail competition until such time as further legislative action on competition occurs in other states. Both the House interim committee and the PUCT are in the process of gathering information for their respective reports. However, neither has issued a report and the content of such reports is not yet known. The Company expects the introduction of legislation relating to competition to be presented in the next Texas legislative sessions, but cannot predict the outcome of such proceedings.

     The New Mexico legislature also has appointed an interim committee to examine the status of competition within the electric utility industry. Although this interim committee has previously issued a report stating that legislation concerning retail competition was not yet appropriate in New Mexico, the interim committee is continuing to study the issue. The New Mexico Public Utility Commission ("NMPUC") also has initiated a review of competition, industry restructuring as it relates to competition, and other related issues. The Company cannot predict what either the interim committee or the NMPUC may recommend at the conclusion of their respective proceedings.

     The Company believes that wholesale competition within the electric utility industry is likely to increase in the near future. Federal Energy Regulatory Commission ("FERC") Order 888 and PUCT Substantive Rule 23.67 require open access transmission on terms and conditions that will encourage and enhance the development of a competitive wholesale market. See "-- Regulation."

EXISTING RETAIL COMPETITION

     The existing statutory and regulatory systems in Texas and New Mexico limit retail transmission and distribution competition. In Texas, retail competition currently exists only where the PUCT has certified more than one electric utility to serve a particular area. Currently, such areas contain approximately 15% of TNP's customers and comprise 10% of its total revenues attributable to Texas. Since the regulatory system in New Mexico generally does not result in more than one utility being authorized to serve a particular area, there is currently very limited retail competition in New Mexico. FERC is expressly prohibited by the Energy Policy Act of 1992 from ordering transmission and distribution of electric services to retail customers.

WHOLESALE COMPETITION

     PURA provides for a competitive wholesale market and allows utilities to seek approval from the PUCT for flexible pricing that can be set between the utility's approved rate and its marginal cost. This flexible pricing can be used to attract or retain customers on a utility's system.

THE COMPANY'S RESPONSE

     Competition in the electric utility industry could result in many companies, including TNP, not being able to recover potential "stranded costs," which represent the difference between the cost to a company of providing energy and what a customer would be willing to pay for such energy in a competitive market. In order to address this significant uncertainty in the absence of legislation or regulatory guidance, the Company has filed applications with the PUCT and NMPUC for approval of its competitive retail electric service plan, Community Choice-SM-. Community Choice-SM- provides the Company an opportunity to recover from its customers a significant portion of the Company's estimate of its potential stranded costs during a reasonable transition period. There is no assurance that Community Choice-SM- will obtain regulatory approval or, if approved, that Community Choice-SM- will be successful. The Company's inability to recover a significant portion of its estimated potential stranded costs could have a materially adverse effect on the Company's financial condition. See "-- Strategy -- Community Choice-SM-."

STRATEGY

COMPONENTS OF THE COMPANY'S STRATEGY

     The Company believes that as the electric utility industry moves toward a more deregulated and competitive environment, customers will have more choice in the products and services available to them. The Company is seeking to enhance its competitive position and strengthen its financial position in this new environment by pursuing a strategy to expand its customer base, lower its cost of power and cost of capital, provide additional customer services, and take advantage of new opportunities in unregulated energy management services. The Company believes that this strategy, as described in more detail below, will allow TNP to continue positioning itself to be competitive in the increasingly deregulated utility industry.

     EXPAND CUSTOMER BASE.

     RESIDENTIAL AND COMMERCIAL CUSTOMERS. The Company principally focuses on providing personalized electric service to residential and commercial customers in small and medium-sized communities. The Company believes that its focus on providing local, personalized service will allow TNP to grow along with the communities it serves. This strategy differentiates the Company from other electric utilities that have withdrawn from small and medium-sized communities and become more centralized and focused on urban areas. The Company believes that by maintaining a local presence in the communities it serves, it will continue to be recognized as a valuable member of those communities.

     INDUSTRIAL CUSTOMERS.   Industrial customers have more power supply
options and are, consequently, more price sensitive. The Company will seek to expand its industrial customer base by providing flexible pricing and services. One method of pursuing this strategy is to match competitive purchased power resources with a particular customer's requirements. Another method is to provide self-generating customers with innovative power arrangements that may lower their costs and increase their operational efficiency.

     LOAD CONTROL AREA SERVICES. In July 1996, TNP began operating its own electrical control area to manage its resources in its South-Western Region. The implementation of the control area provides TNP with the flexibility to balance its generated power from TNP One and its purchased power requirements with its customers' needs. The increased efficiency provided by its new electrical control area also enables TNP to reduce its costs of standby power. TNP also will seek to market its control area services to other potential users.

     REDUCE COST OF POWER.

     PURCHASED POWER COSTS. Unlike many utilities that generate most of the power provided to their customers, TNP generates approximately 25% of its total power requirements and purchases the remainder from other electric utilities and third-party power providers. This allows TNP to take advantage of the current surplus of low-cost power available in the southwestern region of the United States by replacing expiring high cost purchase power contracts with lower cost contracts. This strategy provides the Company with the increased flexibility necessary to benefit from a competitive wholesale market.

     GENERATED POWER COSTS. The Company continues to seek ways to decrease the annual operation and maintenance costs of TNP One. As discussed above, the Company recently reduced the standby power costs of TNP One by installing new control area facilities in its South-Western Region. The Company also is seeking methods to reduce the work force at TNP One by up to 40 percent prior to the end of 1997.

     CAPITAL INVESTMENT COSTS.

     The Company is working towards achieving an investment grade credit rating over the next several years. Part of the Company's strategy is to use a significant amount of its annual free cash flows to retire outstanding indebtedness and reduce its cost of borrowed funds. Additionally, TNP currently internally generates all of its capital requirements.

     OPPORTUNITIES IN UNREGULATED BUSINESSES.

     Another part of the Company's strategy is to capitalize on unregulated business opportunities. Community Public Service Company ("CPS"), a wholly-owned subsidiary of the Company, is currently evaluating a variety of unregulated opportunities in energy management services. CPS's strategy is to provide energy-related services to small and to medium-sized communities in the Company's service areas, and, as this business expands, throughout the southwestern region of the United States. The Company believes that its ability to take advantage of these new unregulated opportunities may play an important role in enhancing the Company's long-term financial performance as the electric utility industry moves toward increased competition.

COMMUNITY CHOICE-SM-

     Community Choice-SM- is designed to provide economic benefits to the Company's customers and shareholders. During a four to five year transition period, the Company would have the opportunity to reduce its potential "stranded costs," and TNP would hold its rates constant at their 1995 level. At the end of the transition period, TNP proposes to aggregate its customers at the community level and permit these customer groups to choose their energy supplier and the types and nature of electric services they desire. TNP would continue to provide transmission and distribution services to its customers. There can be no assurance that Community Choice-SM- will obtain regulatory approval. If Community Choice-SM- is not approved but the retail electric service market eventually becomes deregulated, the Company intends to develop an alternative strategy that will provide the Company and its customers with many of the benefits of Community Choice-SM-.

SERVICE TERRITORY

     TNP's service territory is divided into three regional divisions: the South-Western Region, the North-Central Region, and the New Mexico Region.

     SOUTH-WESTERN REGION

     The South-Western Region includes the area along the Texas Gulf Coast between Houston and Galveston. The oil and petrochemical industries, agricultural industry, and general commercial activity in the Houston area support the economy of this area. This region also includes the area in far west Texas between Midland and El Paso. The economy in this area is based primarily on oil and gas production, agriculture, and food processing.

     NORTH-CENTRAL REGION

     The North-Central Region extends from Lewisville, Texas, which is north of Dallas-Fort Worth International Airport, to municipalities along the Red River. TNP provides electric service to a variety of commercial, agricultural, and petroleum industry customers in this area. This region also includes municipalities and communities south and west of Fort Worth. This area's economy depends largely on agriculture and, to a lesser extent, tourism and oil production.

     NEW MEXICO REGION

     The New Mexico Region includes areas in southwest and south-central New Mexico. This region's economy is primarily dependent upon mining and agriculture. Copper mines are the major industrial customers in this region.

     TNP's sales in all regions are primarily to retail customers. Revenues contributed by each operating region and its percentage of total operating revenues in 1995, 1994, and 1993, respectively, are set forth in the following table. No single customer accounted for more than 10% of operating revenues during the years presented in the table.

                              Operating Revenues
                            (Dollars in thousands)

   Region                   1995                 1994                   1993
- -------------      -------------------   ------------------    ------------------
South-Western      $ 278,791     57.4%   $ 269,194    56.3%    $ 262,979    55.4%

North-Central        137,521     28.3      132,595    27.8       131,725    27.8

New Mexico            69,511     14.3       76,200    15.9        79,538    16.8
                   ---------    ------   ---------   ------    ---------   ------

    Total          $ 485,823    100.0%   $ 477,989   100.0%    $ 474,242   100.0%
                   ---------    ------   ---------   ------    ---------   ------
                   ---------    ------   ---------   ------    ---------   ------

     The following table provides certain information regarding the total revenues of the Company from the sale of electricity and average revenue per kilowatt hour by customer class during the years presented:

                                                           1995        1994         1993
                                                           ----        ----         ----
REVENUE FROM SALE OF ELECTRICITY (IN THOUSANDS):

     Residential  . . . . . . . . . . . . . . . . . .  $  200,455   $  194,933   $  193,484
     Commercial . . . . . . . . . . . . . . . . . . .     148,908      141,886      138,680
     Industrial . . . . . . . . . . . . . . . . . . .     113,728      122,714      124,474
     Other  . . . . . . . . . . . . . . . . . . . . .      22,732       18,456       17,604
                                                       ----------   ----------   ----------
        Total  . . . . . . . . . . . . . . . . . . .   $  485,823   $  477,989   $  474,242
                                                       ----------   ----------   ----------
                                                       ----------   ----------   ----------
AVERAGE REVENUE PER KILOWATT HOUR (IN CENTS):
     Residential  . . . . . . . . . . . . . . . . . .      9.4          9.3          9.5
     Commercial . . . . . . . . . . . . . . . . . . .      8.9          8.8          8.8
     Industrial . . . . . . . . . . . . . . . . . . .      4.2          4.6          4.8

     The following table provides the number of customers of the Company by class at December 31 for each of the three years presented:

                                                           1995(1)      1994         1993
                                                           ------       ----         ----

     Residential  . . . . . . . . . . . . . . . . . .      183,863     185,364      181,298
     Commercial . . . . . . . . . . . . . . . . . . .       29,361      30,624       30,235
     Industrial . . . . . . . . . . . . . . . . .              136         142          142
     Other  . . . . . . . . . . . . . . . . . . . . .          244         237          237
                                                           -------     -------      -------
        Total . . . . . . . . . . . . . . . . . . . .      213,604     216,367      211,911
                                                           -------     -------      -------
                                                           -------     -------      -------

- ----------------
(1) Excludes approximately 7,300 residential, commercial and industrial customers located within the Company's former service area in the Texas Panhandle. The Company sold its properties in this service area to Southwestern Public Service Co. in September 1995.

SOURCES OF ENERGY

     TNP generates electricity at TNP One and purchases the remainder of its requirements of electricity from various suppliers with diversified fuel sources. TNP One, which has 300 megawatts of capacity, provided approximately 25% of TNP's total power requirements during 1995. Power generated at TNP
One is transmitted over TNP's own transmission lines to other utilities' transmission systems for delivery to TNP's Texas service area systems. To maintain a reliable power supply for its customers and to coordinate interconnected operations, TNP is a member of the Electric Reliability
Council of Texas ("ERCOT"), the Inland Power Pool, and the New Mexico Power Pool. The availability and cost of purchased energy to TNP may be affected by changes in supplier costs, regulations and laws, fuel costs, and other factors. TNP is pursuing various opportunities to reduce purchased power costs. See " -- Strategy -- Reduce Cost of Power." Management believes that current supply arrangements and the availability of electricity on the wholesale market are adequate to satisfy TNP's foreseeable power requirements.

     The following table sets forth certain information concerning TNP's sources of electric energy in 1995 by state.

                                                   YEAR            PERCENT
                                                 CONTRACT         OF ENERGY
     TEXAS                                       EXPIRES           PROVIDED
     -----                                       ---------        ----------
     GENERATION

        TNP One . . . . . . . . . . . . . . . .      --              44%

     PURCHASED POWER

        Texas Utilities Electric Co. ("TU")(1)      1999             29%

        Clear Lake Cogeneration L.P.  . . . . .     2004             19%

        Other . . . . . . . . . . . . . . . . .    Various            8%
                                                                    ----
     Total                                                          100%
                                                                    ----
                                                                    ----
     NEW MEXICO
     ----------
     PURCHASED POWER

        Tucson Electric Power Co. . . . . . . .     1996             35%

        Public Service Co. of New Mexico(2) . .     2006             26%

        El Paso Electric Co.(2) . . . . . . . .     2002             21%

        Southwestern Public Service Co.(2). . .     2001             11%

        Other . . . . . . . . . . . . . . . . .    Various            7%
                                                                    ----
     Total                                                          100%
                                                                    ----
                                                                    ----

- ----------------
(1) TNP has notified TU of its intent to cease purchasing its full requirements of power and energy effective January 1, 1999.

(2)  Supplier may not terminate service to TNP without FERC authorization.

SEASONALITY OF BUSINESS

     TNP experiences increased sales and operating revenues during the summer months as a result of increased air conditioner usage in hot weather. In 1995, approximately 40% of annual revenues were recorded in June, July, August and September.

REGULATION

     GENERAL

     The Company is a holding company as defined in the 1935 Act. However, the Company and its subsidiaries are exempt from the provisions of the 1935 Act, except Section 9(a)(2) thereof, which relates to the acquisition of securities of public utility companies. TNP is subject to regulation by the PUCT and the NMPUC, and certain of its activities in New Mexico are subject to the jurisdiction of FERC. In addition, each of the cities within TNP's Texas service areas that have not surrendered jurisdiction to the PUCT has original rate jurisdiction over the utilities that provide electricity to the city. The rate-related decisions of each of these cities are appealable to the PUCT on a DE NOVO basis.

     PUCT

     Amendments to PURA, the legal foundation of electric regulation in Texas, became effective on September 1, 1995. Among other things, the amendments deregulate the wholesale bulk power market in the ERCOT region, permit pricing flexibility for utilities facing competitive challenges, provide for a market-driven integrated resource planning process and mandate open access transmission service comparable to the service a utility provides itself.

     PURA requires the PUCT to present to the Texas legislature prior to each of its regular sessions a report on the scope of competition in the electric markets within Texas as well as the impact of competition and industry restructuring on customers. The information necessary to present the report is currently being gathered by the PUCT in its Project No. 15000.

     The PUCT recently passed a wholesale transmission access rule that establishes a regional method of transmission pricing, terms and conditions. The purpose is to unbundle the price for transmission rate services within Texas and establish an Independent System Operator for the ERCOT transmission system. As a direct result, cost data from all Texas utilities have been filed with the PUCT. These filings will be used by the PUCT to set the transmission pricing rules for the ERCOT region. TNP's initial review of these rules indicates that implementation results in a greater reduction in its transmission expenses than the expected reduction in transmission related revenues. TNP believes it should benefit from the new rules as competition increases in the wholesale power market, thereby providing TNP with increased access to the ERCOT transmission system and resulting in reduced purchased power and transmission costs.

     TNP currently recovers its eligible fuel costs by means of a fixed fuel factor set by the PUCT. Eligible fuel costs may be reconciled at a utility's option every six months but must be reconciled on a three year basis or, if an over or under cost recovery greater than 4% occurs, then the utility must file a fuel reconciliation with the PUCT within six months after any such occurrence. The PUCT allows the current recovery of TNP's purchased power through a recovery factor that changes each month. TNP expects that its fuel factor will be reviewed this year by the PUCT. In the event Community Choice-SM- receives regulatory approval, both the fuel and purchased power factors will be fixed at their 1995 levels, and any recovery in excess of costs will be used to reduce TNP's potential stranded costs.

     NMPUC

     The NMPUC is presently engaged in work sessions to develop proposed rulemaking or legislation that will address the restructuring of the electric utility industry in New Mexico with respect to competition in retail utility service, including potential open access of transmission and distribution lines and customer choice of energy suppliers. In addition, the NMPUC has proposed new regulations that address the manner in which electric utilities may engage in non-utility activities, form affiliated entities and engage in transactions with affiliates. The Company cannot predict the outcome of the NMPUC's proposed rulemaking proceedings and work sessions or the impact that any permanent regulations or legislation that result from the NMPUC's efforts will have on TNP's operations in New Mexico.

     FERC

     In March 1995, FERC released a notice of proposed rulemaking (the "MegaNOPR") to solicit comments on pending policy changes aimed at increasing access to the nation's electric transmission lines. The proposed changes would require utilities with power transmission lines to grant access to those lines under the same terms and conditions as the utility itself uses the lines. The purpose of this initiative is to promote competition in bulk power markets.

     After receiving comments to the MegaNOPR, on April 24, 1996, FERC issued orders 888 and 889. Order 888 opens wholesale power sales to competition by requiring public utilities that own, control, or operate transmission facilities to file non-discriminatory open access tariffs offering other utilities the same transmission service they provide themselves. Order 888 also allows utilities, under certain conditions, to petition FERC for the full recovery of stranded costs for wholesale requirements agreements signed before July 11, 1994. After that date, the recovery of stranded costs must be specifically provided for in the service agreement.

     Order 889 provides for a real time information system known as OASIS (Open Access Same-time Information System). It also addresses standards of conduct to ensure that transmission owners and their affiliates do not have an unfair competitive advantage by using transmission to sell power. This rule requires that transmission utilities provide information about their transmission system for their own wholesale power transmissions and functionally separates the wholesale power marketing and transmission operation functions.

     Order 888 leaves pricing issues raised by the MegaNOPR to be resolved through subsequent litigation at the FERC on a case by case basis. Due to the uncertainty of this litigation, the Company is unable to estimate the potential impact of these orders on TNP's operations.

     ENVIRONMENTAL

     In addition to regulation as a utility, TNP's facilities are regulated by the Environmental Protection Agency and by Texas and New Mexico environmental agencies. TNP One uses environmentally efficient circulating fluidizing bed technology that eliminates the need for expensive scrubbers. TNP was allotted sufficient emission allowances to comply with the Clean Air Act of 1990 through the year 2000. During 1995, 1994 and 1993, TNP incurred expenses related to air, water, and solid waste pollution abatement (including ash removal) of approximately $5.5 million, $5.9 million, and $4.3 million, respectively.

                                 USE OF PROCEEDS

     The net proceeds from the sale of 1,750,000 shares of Common Stock offered hereby are estimated to be $_______ million ($_______ million if the Underwriters' over-allotment is exercised) after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use such proceeds (i) to make contributions to the equity capital of TNP, (ii) to provide working capital, and (iii) for
other  general corporate purposes.   TNP  intends to utilize  approximately
$______ million of the net proceeds and borrowings in the amount of $________ from its bank line of credit to repay at maturity (January 15, 1997) the $100,800,000 outstanding principal amount of its 11 1/4% First Mortgage Bonds, due 1997. Pending application of the net proceeds for specific purposes, such proceeds may be used to reduce certain revolving bank indebtedness or may be invested in short-term or marketable securities.

                    COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Common Stock is listed on the New York Stock Exchange under the symbol "TNP." The following table sets forth on a per share basis the price range and cash dividends paid for the Common Stock as reported on the New York Stock Exchange for the periods indicated.

                                                                      DIVIDENDS
                                                  PRICE RANGE           PAID
 YEAR                                           HIGH       LOW        PER SHARE
 ----                                           ----       ---        ---------
 1994
  First Quarter . . . . . . . . . . . . . .  $  18 5/8   $  16 5/8   $  0.41
  Second Quarter. . . . . . . . . . . . . .     17 3/8      14 5/8      0.41
  Third Quarter . . . . . . . . . . . . . .     15 5/8      13 1/4      0.20 (1)
  Fourth Quarter. . . . . . . . . . . . . .     15 3/8      13 3/8      0.20
 1995
  First Quarter . . . . . . . . . . . . . .  $  16       $  14 5/8   $  0.20
  Second Quarter. . . . . . . . . . . . . .     16 3/4      15          0.20
  Third Quarter . . . . . . . . . . . . . .     17 3/4      16          0.20
  Fourth Quarter. . . . . . . . . . . . . .     19 1/8      17 1/2      0.22
 1996
  First Quarter . . . . . . . . . . . . . .  $  23 1/4   $  18 1/2   $  0.22
  Second Quarter. . . . . . . . . . . . . .     28 5/8      22          0.22
  Third Quarter (through August 26, 1996) .     27 3/4      25 1/8      0.245(2)

- ----------------
(1) The Board of Directors of the Company reduced the third quarter 1994 dividend due to the Company's financial condition during such period.

(2) The third quarter 1996 dividend is payable on September 15, 1996, to shareholders of record on August 28, 1996. The shares of Common Stock offered hereby will not be eligible for the September 15, 1996 dividend.

     As of August 20, 1996, there were approximately 6,300 record holders of Common Stock. For a recent closing sales price of the Common Stock, see the cover page of this Prospectus.

     The Company has a dividend reinvestment plan ("DRP") that allows shareholders of record to purchase additional shares of Common Stock with cash dividends paid by the Company. Currently, a person must either already own shares of Common Stock or purchase shares through a broker prior to participating in the DRP. After a shareholder becomes a participant in the DRP, the shareholder may purchase, without brokerage fees, additional shares from the Company in an amount of not less than $25 or more than $5,000 per calendar quarter. Since October 1984, the Company has issued approximately 900,000 of the 1,200,000 shares of Common Stock authorized for the DRP.

                          DESCRIPTION OF COMMON STOCK

     The statements herein concerning the Common Stock and the Articles of Incorporation, as amended (the "Articles"), are merely a summary and do not purport to be complete. The relative rights, authorized amounts, descriptions, and preferences and limitations of the preferred stock, no par value ("Preferred Stock"), of the Company and the Common Stock are stated in full in the Articles and other instruments, which are exhibits to the Registration Statement. Presently, the Company has no outstanding shares of Preferred Stock. All outstanding shares of preferred stock set forth in the Company's consolidated financial statements incorporated herein by reference were issued by TNP and only affect the rights of the holders of the Common Stock with respect to the ownership rights in the assets of TNP as a wholly owned subsidiary of the Company.

DIVIDEND RIGHTS AND LIMITATIONS

     The holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors, but no dividends may be declared or paid on the Common Stock (other than dividends payable solely in shares of the Common Stock) unless all past and current dividends on any issued and outstanding Preferred Stock of the Company have been paid or declared and set apart for payment and all requisite sinking or purchase fund obligations for the Preferred Stock have been fulfilled.

     Since TNP constitutes the Company's principal subsidiary, the ability of the Company to pay dividends may be dependent on the ability of TNP to pay dividends to the Company. A summary of the legal limitations on TNP's ability to pay dividends is set forth below and is qualified in its entirety by the documents referenced in such summary.

     Under TNP's Articles of Incorporation, the Company, as holder of the common stock of TNP, is entitled to receive such dividends as may be declared by the Board of Directors, but no dividends may be declared or paid on the common stock of TNP (other than dividends payable solely in shares of common stock of TNP) unless all past and current dividends on outstanding preferred stock of TNP have been paid or declared and set apart for payment and all requisite sinking or purchase fund obligations for the preferred stock of TNP have been fulfilled.

     Under TNP's Indenture of Mortgage and Deed of Trust dated as of November 1, 1944 (the "Mortgage"), as supplemented and modified, TNP may not pay cash dividends on its common stock to the Company (other than dividends payable solely in shares of its common stock), unless at the date of such declaration of dividends on its common stock, after giving effect thereto, the sum of $1,500,000 plus (or minus in case of a deficit) the Net Income of TNP from December 31, 1969, to and including the date of such common stock dividend declaration shall be greater than the aggregate amount of all such payments or distributions declared or authorized during such period on TNP's common stock plus the aggregate amount of all cash dividends on, and payment pursuant to any sinking, purchase or analogous fund for, preferred stock of TNP declared or made during such period. At June 30, 1996, the amount of restricted retained earnings of TNP was approximately $18.66 million.

     Under TNP's Credit Agreement dated as of November 3, 1995 (the "Credit Agreement"), TNP may not, without the consent of the holders of at least two-thirds of the indebtedness under the Credit Agreement declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any shares of its capital stock or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for such purpose, subject to certain exceptions based upon TNP's compliance with debt and interest coverage ratios.

     Similar restrictions also are contained in separate credit agreements entered into by TGC and TGCII with third party creditors, pursuant to which TNP is subject to certain obligations and negative covenants.

VOTING RIGHTS

     The holders of the Common Stock are entitled to one vote for each share held at all meetings of shareholders. Pursuant to the Company's Bylaws, the Board of Directors has been divided into three equal classes. At each Annual Meeting, directors are elected to succeed those in the class whose terms then expire for three-year terms so that the terms of one class of directors will expire each year.

LIQUIDATION RIGHTS

     In the event of liquidation dissolution or winding up of the affairs of the Company, the holders of the Common Stock are entitled to receive pro rata all assets of the Company distributable to shareholders, but only after payment to the holders, if any, of the Preferred Stock of the Company of the full preferential amounts fixed for all series of the Company's Preferred Stock.

SHAREHOLDER RIGHTS PLAN

     The Company has a Shareholder Rights Plan (the "Rights Plan") that is designed to protect the Company's shareholders from coercive takeover tactics and inadequate or unfair takeover bids. The Rights Plan, adopted in 1988 and amended on November 13, 1990, by the Company's Board of Directors, provides for the distribution of one right for each share of Common Stock held of record as of the close of business on November 4, 1988 and for each share of Common Stock issued thereafter until November 4, 1998. Each right entitles the shareholder to elect to exercise the right in whole or in part to purchase, upon the occurrence of certain events, one share of Common Stock at an initial price of $45 per share or, under certain circumstances, shares of Common Stock at half the then-current market price, or with an election to exercise such rights without payment of cash, to receive the number of shares of the Common Stock or other securities having an aggregate value equal to the excess of (i) the value of the Common Stock or other securities on the date of the exercise of the rights over (ii) the cash payment that would have been payable upon the exercise of the rights if an election for cash payment had been made. Until certain triggering events occur, the rights will trade together with the Common Stock, separate rights certificates will not be issued, and the rights will have no voting or dividend rights. Among the triggering events are the acquisition by a person or group of persons of 10% or more of the outstanding Common Stock or the commencement of a tender or exchange offer which, upon consummation, would result in a person or group of persons owning 15% or more of the outstanding Common Stock. The rights expire November 4, 1998, unless earlier redeemed or exchanged by the Company, and the existence of the rights has had no effect on earnings per share.

     The stock certificates relating to the shares of Common Stock offered hereby will bear a legend referring to the rights.

MISCELLANEOUS

     The Common Stock has no preemptive rights or cumulative voting rights and there are no redemption, sinking fund, or conversion provisions with respect to the Common Stock.

     The outstanding Common Stock is, and the shares offered hereby when issued will be, fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Society National Bank, in care of KeyCorp. Shareholder Services, Inc., 1201 Elm Street, Suite 5050, Dallas, Texas 75270.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter below:

Underwriter                                               Number of Shares
Smith Barney Inc.  . . . . . . . . . . . . . . . .
Edward D. Jones & Co., L.P.  . . . . . . . . . . .
Legg Mason Wood Walker, Inc. . . . . . . . . . . .




                                                            --------------
Total  . . . . . . . . . . . . . . . . . .
                                                            --------------
                                                            --------------

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., Edward D. Jones & Co.,
L.P. and Legg Mason Wood Walker, Inc. are acting as the Representatives, propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $____________ per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $_____________ per share to certain other dealers. After the initial offering of the Common Stock, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to 250,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Smith Barney Inc. has, from time to time, provided and may in the future provide certain investment banking services to the Company.

                                LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Michael D. Blanchard, Corporate Secretary and General Counsel of the Company, and by Haynes and Boone, LLP, Fort Worth, Texas. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, New York, New York. All matters pertaining to local laws in connection with the issuance of the shares offered hereby will be passed upon only by Haynes and Boone, LLP as to Texas law, and Rubin, Katz, Salazar, Alley & Rouse, Santa Fe, New Mexico, as to New Mexico law.

                                   EXPERTS

     The consolidated financial statements of TNP Enterprises, Inc. as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP covering the Company's consolidated financial statements refers to a change in the method of accounting for operating revenues in 1995 and changes in the methods of accounting for income taxes and postretirement benefits in 1993.

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.


                         ---------------------------

                              TABLE OF CONTENTS
                                                                      Page
                                                                      ----
 Available Information................................................   3
 Incorporation of Certain Documents by Reference......................   3
 Prospectus Summary...................................................   4
 The Company..........................................................   6
 Use of Proceeds......................................................  12
 Common Stock Price Range and Dividends...............................  12
 Description of Common Stock..........................................  13
 Underwriting.........................................................  15
 Legal Matters........................................................  15
 Experts..............................................................  16

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------



- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------



                                1,750,000 Shares

                              TNP ENTERPRISES, INC.

                                  Common Stock

                                     [LOGO]


                          ---------------------------


                                   PROSPECTUS

                                ______ __, 1996

                          ---------------------------




                                SMITH BARNEY INC.

                          EDWARD D. JONES & CO., L.P.

                            LEGG MASON WOOD WALKER
                                 INCORPORATED



- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

                                   PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     Securities and Exchange Commission Registration Fee..........  $ 17,888
     NASD Filing Fee..............................................     5,687
     Printing Expenses............................................    17,500
     Listing Fee of the New York Stock Exchange...................     7,000
     Accounting Fees and Expenses.................................    40,000
     Legal Fees and Expenses......................................   100,000
     Blue Sky Fees and Expenses...................................     7,500
     Fees of Transfer Agent and Registrar.........................     1,000
     Miscellaneous Expenses.......................................     3,425
                                                                    --------
       Total......................................................  $200,000
                                                                    --------
                                                                    --------

     All of the above expenses except the Securities and Exchange Commission registration fee are estimated. All of such expenses will be borne by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 2.02-1 of the Texas Business Corporation Act provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he was, is or is threatened to be made a party by reason of his position. With respect to any proceeding arising from actions taken in his official capacity, as a director or officer, he may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that such conduct was in the corporation's best interest. In cases not concerning conduct in his official capacity as a director or officer, a director or officer may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was not opposed to the corporation's best interest. In the case of any criminal proceeding, a director or officer may be indemnified if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is found liable to the corporation on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred in connection with such proceeding. No indemnification may be made if such officer or director is found liable for willful or intentional misconduct in the performance of his duty to the corporation. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory.

     Section 5 of Article 7 of the Company's Bylaws requires the indemnification of officers and directors to the fullest extent permitted by the Texas Business Corporation Act or any other applicable Act. The Company also has policies insuring its officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Act.

     Article 7.06 of the Texas Miscellaneous Corporation Laws Act provides that the articles of incorporation of a corporation may provide that a director of the corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders or members for monetary damages for an act or omission in the director's capacity as a director, except that this article does not authorize the elimination or limitation of the liability of a director to the extent the director is found liable for:

           (i) a breach of the director's duty of loyalty to the corporation or its shareholders or members;

          (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

         (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office;
          (iv) an act or omission for which the liability of a director is expressly provided for by an applicable statute.

     Article X of the Company's Articles of Incorporation provides that, to the fullest extent allowed pursuant to the Texas Miscellaneous Corporation Laws Act, or any other applicable laws as presently or hereafter in effect, no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for or with respect to any acts or omissions in his capacity as director of the Company.

ITEM 16.  EXHIBITS

     Exhibits filed with this report are denoted by "*."

EXHIBIT
  NO.        DESCRIPTION
- -------      -----------

THE COMPANY INCORPORATES CERTAIN EXHIBITS LISTED BELOW BY REFERENCE TO THE EXHIBITS AND FILINGS NOTED IN PARENTHESIS.

  *1(a)   -  Form of Underwriting Agreement.

   3(a)   -  Articles of Incorporation and Amendments through March 6, 1984
             (Exhibit 3(a) to TNPE 1984 Form S-14, File No. 2-89800).

   3(b)   -  Amendment to Articles of Incorporation filed September 25, 1984
             (Exhibit 3(b) to TNPE 1984 Form 10-K, File No. 1-8847).

   3(c)   -  Amendment to Articles of Incorporation filed August 29, 1985
             (Exhibit 3(a) to TNPE 1985 Form 10-K, File No. 1-8847).

   3(d)   -  Amendment to Articles of Incorporation filed June 2, 1986
             (Exhibit 3(a) to TNPE 1986 Form 10-K, File No. 1-8847).

   3(e)   -  Amendment to Articles of Incorporation filed May 10, 1988
             (Exhibit 3(e) to TNPE 1988 Form 10-K, File No. 1-8847).

   3(f)   -  Amendment to Articles of Incorporation filed May 10, 1988
             (Exhibit 3(f) to TNPE 1988 Form 10-K, File No. 1-8847).

   3(g)   -  Amendment to Articles of Incorporation filed December 27, 1988
             (Exhibit 3(g) to TNPE 1988 Form 10-K, File No. 1-8847).

   3(h)   -  Bylaws, as amended (Exhibit 3(h) to joint 1994 Form 10-K, File
             Nos. 1-8847 and 2-97230).

   4(a)   -  Rights Agreement and Form of Right Certificate, as amended, effective November 13, 1990 (Exhibit 2.1 to TNPE Form 8-A, File
             No. 1-8847).

 * 5(a)   -  Opinion of Haynes and Boone, LLP as to the validity of the Common
             Stock.

 *23(a)   -  Consent of Haynes and Boone, LLP contained in the opinion filed as
             Exhibit 5(a).

 *23(b)   -  Consent of Rubin, Katz, Salazar, Alley & Rouse.

 *23(c)   -  Consent of KPMG Peat Marwick LLP, independent certified public accountants.

 *24(a)   -  Power of Attorney appears on the signature page hereof.


 ITEM 17.    UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on the 28th day of August, 1996.

                                        TNP ENTERPRISES, INC.


                                        By:     /s/ Manjit S. Cheema
                                           ----------------------------------
                                                  Manjit S. Cheema
                                                 VICE PRESIDENT AND
                                               CHIEF FINANCIAL OFFICER


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Manjit S. Cheema and Michael D. Blanchard, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-3 and any registration statement of the Company relating to Common Stock filed after the date hereof pursuant to Rule 462(b) under the Securities Act of 1933, including any amendment or amendments, including post-effective amendments, relating thereto, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

           SIGNATURE                         TITLE                   DATE
           ---------                         -----                   ----


      /s/ Kevern R. Joyce          Chairman, President and     August 28, 1996
- --------------------------------   Chief Executive Officer
        Kevern R. Joyce


     /s/ Manjit S. Cheema          Vice President and          August 28, 1996
- --------------------------------   Chief Financial Officer
        Manjit S. Cheema


     /s/ Melissa D. Davis          Chief Accounting Officer    August 28, 1996
- --------------------------------
       Melissa D. Davis


    /s/ R. Denny Alexander         Director                     August 28, 1996
- --------------------------------
      R. Denny Alexander


     /s/ John A. Fanning           Director                     August 28, 1996
- --------------------------------
      John A. Fanning


   /s/ Sidney M. Gutierrez         Director                     August 28, 1996
- --------------------------------
     Sidney M. Gutierrez


  /s/ Harris L. Kempner, Jr.       Director                     August 28,1996
- --------------------------------
    Harris L. Kempner, Jr.


   /s/ Dwight R. Spurlock          Director                     August 28, 1996
- --------------------------------
     Dwight R. Spurlock

 /s/ Dr. Carol D. Smith Surles     Director                     August 28, 1996
- --------------------------------
   Dr. Carol D. Smith Surles


    /s/ Dennis H. Withers          Director                     August 28, 1996
- --------------------------------
      Dennis H. Withers


   /s/ James R. Holland, Jr.       Director                     August 28, 1996
- --------------------------------
     James R. Holland, Jr.

                                  EXHIBIT INDEX


 Exhibits filed with this report are denoted by "*."

EXHIBIT
  NO.        DESCRIPTION
- -------      -----------

THE COMPANY INCORPORATES CERTAIN EXHIBITS LISTED BELOW BY REFERENCE TO THE EXHIBITS AND FILINGS NOTED IN PARENTHESIS.

  *1(a)   -  Form of Underwriting Agreement.

   3(a)   -  Articles of Incorporation and Amendments through March 6, 1984
             (Exhibit 3(a) to TNPE 1984 Form S-14, File No. 2-89800).

   3(b)   -  Amendment to Articles of Incorporation filed September 25, 1984
             (Exhibit 3(b) to TNPE 1984 Form 10-K, File No. 1-8847).

   3(c)   -  Amendment to Articles of Incorporation filed August 29, 1985
             (Exhibit 3(a) to TNPE 1985 Form 10-K, File No. 1-8847).

   3(d)   -  Amendment to Articles of Incorporation filed June 2, 1986
             (Exhibit 3(a) to TNPE 1986 Form 10-K, File No. 1-8847).

   3(e)   -  Amendment to Articles of Incorporation filed May 10, 1988
             (Exhibit 3(e) to TNPE 1988 Form 10-K, File No. 1-8847).

   3(f)   -  Amendment to Articles of Incorporation filed May 10, 1988
             (Exhibit 3(f) to TNPE 1988 Form 10-K, File No. 1-8847).

   3(g)   -  Amendment to Articles of Incorporation filed December 27, 1988
             (Exhibit 3(g) to TNPE 1988 Form 10-K, File No. 1-8847).

   3(h)   -  Bylaws, as amended (Exhibit 3(h) to joint 1994 Form 10-K, File
             Nos. 1-8847 and 2-97230).

   4(a)   -  Rights Agreement and Form of Right Certificate, as amended, effective November 13, 1990 (Exhibit 2.1 to TNPE Form 8-A, File
             No. 1-8847).

 * 5(a)   -  Opinion of Haynes and Boone, LLP as to the validity of the Common
             Stock.

 *23(a)   -  Consent of Haynes and Boone, LLP contained in the opinion filed as
             Exhibit 5(a).

 *23(b)   -  Consent of Rubin, Katz, Salazar, Alley & Rouse.

 *23(c)   -  Consent of KPMG Peat Marwick LLP, independent certified public accountants.

 *24(a)   -  Power of Attorney appears on the signature page hereof.